QIWI Investor Day November 19th, 2018 London Exhibit 99.2

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS «Safe Harbor» Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including, without limitation, statements regarding our business strategy, expected total adjusted net revenue, adjusted net profit and net revenue yield, dividend payments, payment volume growth, growth of physical and virtual distribution channels, trends in each of our market verticals and statements regarding the development of our Consumer Financial Services segment, including our SOVEST business, the development of our Small and Medium Enterprises segment, including our Tochka business, as well as the development of other new projects. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the macroeconomic conditions of the Russian Federation and in each of the international markets in which we operate, growth in each of our market verticals, competition, the introduction of new products and services and their acceptance by consumers, QIWI’s ability to estimate the market risk and capital risk associated with new projects, a decline in net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, cyberattacks and security vulnerabilities in QIWI’s products and services, QIWI’s ability to expand geographically, the risk that new projects will not perform in accordance with its expectations and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

Alexander Karavaev CFO Financial Update

1 Including Contact and Rapida financial results starting June 2015 Total Adjusted Net Revenue2 Adjusted Net Profit2 Adjusted EBITDA2 Adjusted EBITDA margin Adjusted Net Profit margin QIWI Group Key Operating and Financial Indicators1 Strong reaccelerating growth of Total Adjusted Net Revenue Benefiting from high operating leverage we started to invest in the development of new business segments in 2017 CAGR 21% 52% CAGR 15% CAGR 17% RUB bn RUB bn RUB bn 2 For additional details, please see QIWI’s Earnings Report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2018, QIWI’s latest annual report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2018 and Terms and Definitions section of the presentation

QIWI Group Business Segments and Categories Payment Services Segment (PS) Consumer Financial Services Segment (CFS) SOVEST Small and Medium Enterprises Segment (SME) Corporate and Other Category (CO) QIWI Group JSC Tochka E-commerce Money Remittances Financial Services Telecom and Other QIWI Startups Corporate costs Rocketbank QIWI Factoring

2015 2016 2017 10,228 10,611 13,193 30 - 10,198 10,583 (3) 31 9 604 12,580 13,839 186 1,859 11,757 37 9M 2018 9,077 (26) - 9,080 23 9M 2017 QIWI Group Total Net Revenue Breakdown by Segment Core Payment Services business continues to generate strong revenue growth with the focus on diversification of the business Payment Services Consumer Financial Services Corporate and Other Group TOTAL SME Segment Net Revenue1 RUB mn 1 For additional details, please see QIWI’s Earnings Report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2018, QIWI’s latest annual report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2018 and Terms and Definitions section of the presentation

QIWI Group Adjusted Net Profit Breakdown by Segment Core Payment Services business generates strong cash flows that we are investing in our future growth Payment Services Consumer Financial Services Corporate and Other Group TOTAL SME 4,714 4,054 5,612 (219) (679) (2,164) (1,325) 7,543 3,123 (2,080) (496) 6,946 (1,247) 3,412 (1,517) (107) 5,530 (494) 4,142 5,242 (1,100) - 2.6 bn RUB Investment in new projects in 2017 3.1 bn RUB Investment in new projects for 9 months 2018 Segment Net Profit RUB mn 2015 2016 2017 9M 2018 9M 2017 1 For additional details, please see QIWI’s Earnings Report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2018, QIWI’s latest annual report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2018 and Terms and Definitions section of the presentation

RUB mn Compensation to employees, related taxes and other personnel expenses Advertising, client acquisition and related expenses QIWI Group SG&A Structure Increased share of client acquisition and advertising expenses due to the roll out of new projects Stable cost structure 3,423 6,243 3,845 6,718 3,469 3,082 2,678 Rent of premises and related utility expenses Other3 Advisory and audit services2 Credit loss expense Group SG&A structure1 % of total SG&A cost 2 Advisory and audit services category is shown separately only in 2017 as this category was less significant in previous years 3 Includes Advisory and audit services; Tax expenses, except of income and payroll relates taxes; IT related services and Other administrative expenses 1 For additional details, please see QIWI’s Earnings Report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2018, QIWI’s latest annual report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2018 and Terms and Definitions section of the presentation

PS Segment Net Revenue and Net Revenue Yield2,3 RUB bn Payment Services Segment Key Financial Results2 Strong Net Revenue Growth and high operating leverage 2 Including Contact and Rapida financial results starting June 2015 3 For the years 2013-2014 – Group data, for the years 2015-2017 – Payment Services Segment data PS Segment Net Profit3 RUB bn PS Payment Adjusted Net Revenue PS Other Adjusted Net Revenue PS Segment Net Revenue Yield CAGR 20% PS Segment Net Profit margin CAGR 36% 30% 25% PS Segment Net Profit 1 For additional details, please see QIWI’s Earnings Report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2018, QIWI’s latest annual report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2018 and Terms and Definitions section of the presentation

Payment Services Segment Mid-Term Targets[1]

- Incremental Payment Services Net Revenue growth
- Expected long-term net revenue growth CAGR ~10%
- Exceptional operational efficiency
- High and sustainable net income margin
- Constant cost base
- Robust free cash flow generation
- Low capex requirements



PS Segment Net Revenue and Net Revenue Yield
RUB bn
PS Segment Net Revenue Yield
PS Net Revenue
~17%
CAGR
2017-2021
~14%
CAGR
2019-2021
25.0
22.6
12.6
1.38%
1.41%
2017
2018
2019
2020
2021



PS Segment Net Profit
RUB bn
Adjusted Net Profit margin
Adjusted Net Profit
~17%
CAGR
2017 - 2021
14.7
13.3
7.5
60%
60%
2017
2018
2019
2020
2021

[1] For additional details, please see QIWI's Earnings Report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2018, QIWI's latest annual report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2018 and Terms and Definitions section of the presentation

QIWI Investor Day 10

External data sources Risk Strategy Consumer Financial Services: Credit Risk Management Combining conventional credit scoring techniques with the new data processing instruments to achieve lower cost of risk while scaling up the project Improving key efficiency characteristic since the start of the project in 2017 100 -> 87 seconds average approval time 48% -> 67% of automatic approval from preapproval Stop-factors control, validation of application Score estimation Making preliminary decision Manual verification (underwriting) when required Estimation of credit parameters Credit bureaus Mobile operators Public authority data: Federal Migration Service, Federal Bailiff Service Open data based on social media QIWI Wallet Approve Logistic regression Ability to pay Gradient boosting Random forest Сonjunctive normal form + deductive normal form Usage Limit management model (blocking) ATM usage model Limit increase model Usage probability model Making final decision on the application

Consumer Financial Services Segment Key Financial Results RUB mn CFS Segment Net Revenue 9M 2017 9M 2018 (26) 186 RUB mn CFS Segment Net Profit 9M 2017 9M 2018 (2,080) (1,517) % CFS Segment Net Revenue Margin (NRM) Positive and improving unit economics Total investment to date RUB 4.5 bn mostly related to client acquisition and personnel expenses Total Credit portfolio (EOP) RUB 4.2 bn Credit Loss expense for 9 months 2018 RUB 327 mn 2017 2018 2019 3.7% NRM 12% CoR RUB 5,100 CoCA 3.7% Monthly LT RUB 14 MUE Based on factual data of August 2018 cohort 1 For additional details, please see QIWI’s Earnings Report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2018, QIWI’s latest annual report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2018 and Terms and Definitions section of the presentation

Consumer Financial Services Segment Mid-Term Targets1 5.7 RUB bn CFS Segment Net Revenue RUB bn CFS Segment Net Profit 2018 2019 2020 2021 0.4 (2.2) 2017 2018 2019 2020 2021 2017 0.0 Breakeven in 2020 Potential up side through scaling of the multi-bank platform Continued investments in 2019 in the amount of up to RUB 2.5 bn Scale effect Net Revenue growth due to improving client monetization and unit economics 5.1 0.2 1 For additional details, please see QIWI’s Earnings Report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2018, QIWI’s latest annual report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2018 and Terms and Definitions section of the presentation

9M 2018 RUB bn (0.1) (0.5) 9M 2017 Small and Medium Enterprises Segment Key Financial Results1 9M 2017 9M 2018 1.9 RUB bn SME Segment Net Revenue SME Segment Net Profit Proven business model Attractive unit economics – client breakeven in less than 12 months Total investments from the date of the launch of the project in QIWI (i.e. date of acquisition of assets from Otkritie Bank) to date RUB 1.7 billion Further investments in the development and scaling of the project 50%/50% with Otkritie Bank 1 For additional details, please see QIWI’s Earnings Report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2018, QIWI’s latest annual report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2018 and Terms and Definitions section of the presentation

Small and Medium Enterprises – transition to Joint Venture As-is Tochka is fully recognized as part of QIWI Group for the 9 months ended September 30, 2018 To-be Tochka commences its operations in full JSC Tochka would be accounted for as joint venture/associate SERVICED BY Otkritie pays QIWI for servicing its clients Otkritie pays Tochka for servicing its clients QIWI pays Tochka for servicing its clients REVENUE RECOGNITION Otkritie clients revenues are recognized by Otkritie* QIWI clients revenues are recognized by QIWI* COST RECOGNITION NET PROFIT RECOGNITION 45% of JSC Tochka Net Profit 45% of JSC Tochka Net Profit clients clients clients * And transferred to JSC Tochka in full under the information and technology service agreement – JSC Tochka accounts for revenues, while QIWI or Otkritie respectively account for costs

Small and Medium Enterprises Segment Mid-Term Targets1 8.7 3.5 2018 2019 2020 2021 RUB bn JSC Tochka Total Net Revenue RUB bn JSC Tochka Total Net Profit 2018 2019 2020 2021 2.3 (0.5) Growing market share Breakeven in mid 2019 Payback period1 including acquisition costs ~ 3 years Investments to be contributed to JSC Tochka RUB 0.8 bn Offering new services and improving monetization 2 Starting from the date of operational launch of JSC Tochka 2.1 7.9 1 For additional details, please see QIWI’s Earnings Report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2018, QIWI’s latest annual report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2018 and Terms and Definitions section of the presentation

Rocketbank Net Loss Corporate and Other Category Key Financial Results Expenses associated with the corporate operations of QIWI Group, Rocketbank, our R&D projects and other emerging business models that we are testing (2) QIWI Startups and Ventures Net Loss RUB mn Corporate costs RUB mn 9M 2017 9M 2018 RUB mn 9M 2017 9M 2018 QIWI Factoring and Bank Guarantees QIWI Startups and Ventures QIWI Blockchain Technologies QIWI Box Flocktory QIWI Platform QIWI Ventures 1 For additional details, please see QIWI’s Earnings Report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2018, QIWI’s latest annual report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2018 and Terms and Definitions section of the presentation

Group Liquidity and Financing Requirements2 1 As of September 30th, 2018 Current accounts of Rocketbank clients provide substantial liquidity There are currently sufficient internal sources to fund the credit portfolio of SOVEST We remain committed to our conservative strategies in respect of investing consumer cash predominantly in most secure instruments 33.5 RUB bn RF Sovereign Bonds Trade and other receivables SOVEST credit portfolio SPO funds Cash 44.2 RUB bn Other Rocketbank client accounts Tochka client accounts Trade and other payables Money Remittances and Wallet accounts 1 1 2 For additional details, please see QIWI’s Earnings Report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2018, QIWI’s latest annual report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2018 and Terms and Definitions section of the presentation

Capital allocation strategy Group Capital Allocation Strategy Investing cash generated by the Payment Services business into future growth Payment Services Business Future Growth Return to Shareholders Capital Expenditures Change in Working Capital Investments in New Business Segments M&A Dividends Share buybacks 3 - 6% of Payment Services Segment Net Revenue Negative ~2.5% of Payment Services Segment Net Revenue < 50% of Net Profit of profit generating segments Limited scope – teams, technology, expertise Payout ratio of up to 70% of Adjusted Net Profit starting 2019 Evaluate opportunistically

Group Mid-Term Targets[3]

In the end of 2016 QIWI started to invest heavily in future growth executing two major deals and launching one large project internally

We significantly enriched our ecosystem leveraging our unique infrastructure and IT

We have a proven track record of innovation, finding new growth drivers and business models

By extending the lifecycle of our clients and strengthening our relations with partners we will drive the monetization

Our growth is underpinned by strong secular trends towards digitalization of payments and growth of sharing economy

Total Adjusted Net Revenue[1]



RUB bn
CAGR ~25%
6.2
8.8
10.2
10.6
13.2
19.1
18.5
33.9
30.7
2013
2014
2015
2016
2017
2018
2019
2020
2021

Adjusted Net Profit[2]



RUB bn
Adjusted Net Profit margin
CAGR
~37%
2.0
3.0
4.0
5.0
4.0
3.9
3.7
15.1
13.7
35%
40%
41%
44%
31%
45%
2013
2014
2015
2016
2017
2018
2019
2020
2021

[1] Total Adjusted Net Revenue guidance does not include any potential revenues associated with the Rocketbank project

[2] Adjusted Net Profit guidance does not include and potential losses or gains associated with the Rocketbank project except for the net loss for 2019 in the amount equal to annualized expected net loss of the project for the fourth quarter 2018

QIWI Investor Day
20

[3] For additional details on historical data, please see QIWI's Earnings Report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2018, QIWI's latest annual report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2018 and Terms and Definitions section of the presentation